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                                                                    EXHIBIT 99.4

                                ELITE LETTERHEAD

                               DECEMBER 21, 1999

Dear Stockholder:

     We are pleased to report that on December 14, 1999, Elite Information Group, Inc. ("Elite") entered into an Agreement and Plan of Merger with Solution 6 Holdings Limited ("Solution 6") and one of its subsidiaries, EIG Acquisition Corp. ("EIG Acquisition"), which provides for the acquisition of Elite common stock at a price of $11.00 per share in cash. Under the terms of the agreement, EIG Acquisition will commence a tender offer for all outstanding shares of Elite common stock at $11.00 per share. Following the successful completion of the tender offer, and upon approval as required by law, EIG Acquisition will be merged with Elite and all shares not purchased in the tender offer will be converted into the right to receive $11.00 per share in cash in the merger.

     Your Board of Directors has unanimously approved the offer and determined that the terms of the offer and the merger are fair to and in the best interest of Elite's stockholders. Accordingly, the Board of Directors unanimously recommends that all Elite stockholders accept the offer and tender their shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Prudential Volpe Technology Group, financial advisor to Elite, that the consideration of $11.00 per share to be received by the holders of Elite common stock pursuant to the offer and the merger is fair to such stockholders from a financial point of view.

     Accompanying this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is EIG Acquisition's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of Elite thank you for the support you have given Elite.

     On behalf of the Board of Directors,

                                            Sincerely,

                                            LOGO

                                            Christopher K. Poole
                                            Chairman of the Board and
                                            Chief Executive Officer